FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

 The following item is hereby incorporated by reference in the following Abbey National plc Registration Statement (File No. 333-115024).

No. 2294747

THE COMPANIES ACT 1985

ARTICLES OF ASSOCIATION

of

ABBEY NATIONAL plc

(Articles adopted on 20 June 2008)

GENERAL PROVISIONS

INTERPRETATION

Exclusion of other Regulations

1.            No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of association of the Company.

Definitions

2.	In these articles unless the context otherwise requires:-

“address” includes any number or address used for the purposes of sending or receiving documents or information by electronic means;

“ANBS” means Abbey National Building Society;

“these articles” means these articles of association as altered from time to time by special resolution and the expression “this article” shall be construed accordingly;

“the auditors” means the auditors for the time being of the Company or, in the case of joint auditors, any one of them;

“the Bank of England base rate” means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998;

“the board” means the board of directors from time to time of the Company or the directors present at a meeting of the directors at which a quorum is present;

“the Building Societies Act” means the Building Societies Act 1986 as in force at the date of adoption of these articles;

“certificated share” means a share which is not an uncertificated share;

“clear days” in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

“the Companies Acts” means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the Company;

“the Company” means Abbey National plc;

“dematerialised instruction” means an instruction sent or received by means of a relevant system;

“Dollar Preference Shares” means the preference shares of US$0.01 each in the capital of the Company;

“dollars”, “US$” and “cents” means the lawful currency for the time being of the United States of America;

“Euro Preference Shares” means the preference shares of €0.01 each in the capital of the Company;

“the Group” means the Company and its subsidiaries;

“the holder” in relation to any shares means the member whose name is entered in the register as the holder of those shares;

“instruction” includes any instruction, election, acceptance or any other message of any kind;

“issuer-instruction” means a properly authenticated dematerialised instruction attributable to a participating issuer;

“N&P” means the National and Provincial Building Society;

“the office” means the registered office of the Company;

“Operator” means a person approved by the Treasury as the Operator of the relevant system;

“Operator-instruction” means an authenticated dematerialised instruction attributable to the Operator;

“ordinary shares” means the ordinary shares of 10p each in the capital of the Company;

“paid up” means paid up or credited as paid up;

“participating class” means a class of shares for the time being a participating class title to which is recorded on the relevant system register as being held in uncertificated form;

“person entitled by transmission” means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

“Preference Shares” means the Dollar Preference Shares, the Sterling Preference Shares and the Euro Preference Shares;

“relevant systems” means a computer-based system which enables uncertificated shares to be evidenced and transferred without a written instrument;

“the register” means the register of members of the Company;

“seal” means the common seal of the Company or any official seal that the Company may be permitted to have under the Companies Acts;

“the secretary” means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the Company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

“sterling”, “£” and “pence” mean the lawful currency for the time being of the United Kingdom;

“Sterling Preference Shares” means the preference shares of £1 each in the capital of the Company;

“system-participant” in relation to a relevant system, means a person who is permitted by an Operator to send and receive properly authenticated dematerialised instructions;

“uncertificated share” means a share title to which is recorded on the relevant system register as being held in uncertificated form;

“the Uncertificated Securities Rules” means any provisions of the Companies Acts relating to the holding, evidencing of title to, or transfer of uncertificated shares and any legislation, rules or other arrangements made under or by virtue of each provision;

“United Kingdom” means Great Britain and Northern Ireland;

“the Vesting Date” means the date on which the business of ANBS is transferred to the Company;

references to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of communication in electronic form such references are to its being authenticated as specified by the Companies Act;

references to writing include references to any method of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (save as otherwise provided in these articles) the same meaning in these articles or that part (as the case may be) save that the word “company” shall include any body corporate; and

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person; and

headings and notes are included only for convenience and shall not affect meaning.

SHARE CAPITAL

Authorised share capital

3.            (A)         The authorised share capital of the Company at the date of adoption of this article is £1,175,000,000, US$10,000,000, and €10,000,000 divided into 1,750,000,000 ordinary shares of 10 pence each and 1,000,000,000 preference shares of £1 each (the “Sterling Preference Shares”) and 1,000,000,000 preference shares of US$0.01 each (the “Dollar Preference Shares”) and 1,000,000,000 preference shares of €0.01 each (the “Euro Preference Shares”).

               (B)         All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this article. They shall also confer such further rights (not being inconsistent with the rights set out in this article) as may be attached by the board to any series of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this article, consolidate and divide and/or sub-divide any Preference Shares into shares of a larger or smaller amount (and so that the provisions of articles 44 and 45 shall, where relevant, apply to any such consolidation, division or sub-division) and/or in accordance with the terms of issue of such Preference Shares may redesignate or convert such authorised Preference Share capital into any other class of share capital (including any other series of Preference Shares) into which the authorised share capital of the Company is or may at that time be divided of a like aggregate nominal amount (as nearly as may be) in the same currency as the Preference Shares so redesignated or converted or into unclassified shares of the same aggregate nominal amount (as nearly as may be) in the same currency as the Preference Shares so redesignated or converted. Whenever the board has power under this article to determine any of the rights to be attached to any of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares may be issued in one or more separate series and each series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these articles. Each of the Preference Shares shall, subject to such terms and conditions of issue as the board may determine prior to the issue of any relevant series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and redemption:

(1)	Income

(a)

Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the “Preference Dividend”), payable at such rate or rates (whether fixed or variable) and on such dates (“Preference Dividend Payment Dates”) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling and any Preference Dividends on Dollar Preference Shares shall be payable in dollars.

(b)

Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c)

If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(d)	All or any of the following provisions may apply in relation to any particular Preference Shares (“relevant Preference Shares”) if so determined by the board prior to the allotment thereof:-
(i)

if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment in full to be made of the relevant Preference Dividend and, if applicable, of any dividends payable on such date on any other shares (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) ranking pari passu with or in priority to the relevant Preference Shares as regards participation in profits, then the directors shall (after payment in full, or the setting aside of a sum required for payment in full, of (1) all dividends payable on or before the relevant Preference Dividend Payment Date on any shares in the capital of the Company ranking in priority to the relevant Preference Dividend and (2) any special dividend referred to in sub-paragraph (f) below) apply such distributable profits and distributable reserves (if any) in paying dividends to the holders of participating shares (as defined below) pro rata to the amount of dividend on participating shares accrued and payable (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) on or before the relevant Preference Dividend Payment Date. For the purposes of this paragraph, the expression “participating shares” shall mean the relevant Preference Shares and any other shares in the capital of the Company which rank pari passu as regards participation in profits with the relevant Preference Shares and on which either (1) a dividend is payable on the relevant Preference Dividend Payment Date or (2) arrears of cumulative dividend are unpaid at the relevant Preference Dividend Payment Date;

(ii)

if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the relevant Preference Dividend and, if applicable, of any dividends payable on such date on any other shares ranking pari passu with or in priority to the relevant Preference Shares as regards participation in profits, then the Company shall not pay the relevant Preference Dividend;

(iii)

if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the relevant Preference Dividend and also the payment in full of all other dividends stated to be payable on such date on any other shares (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) expressed to rank pari passu therewith or in priority thereto as regards participation in profits, then, subject to sub-paragraph (iv) below, such dividends on the Preference Shares and on such other shares shall be declared and paid in full;

(iv)

if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of the Bank of England’s capital adequacy requirements from time to time applicable to the Company then none of such Preference Dividend shall be declared or paid;

(v)

subject to sub-paragraph (vii) below, the relevant Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend and if on any occasion a Preference Dividend (or any part thereof) is not paid for the reasons described above, the holders of Preference Shares (other than Preference Shares which are expressed to have a cumulative right as regards participation in profits) shall have no claim in respect of such shortfall;

(vi)

if a Preference Dividend on any relevant Preference Shares is not paid in full (or a sum is not set aside to provide for its payment in full) the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of a special resolution passed at a separate general meeting of the holders of relevant Preference Shares) thereafter redeem, reduce, purchase or otherwise acquire for any consideration any other share capital of the Company ranking pari passu with or after the relevant Preference Shares as regards participation in the assets of the Company (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition) until such time as all Preference Dividends on Preference Shares which are expressed to have a cumulative right as regards participation in profits have been paid in full (including any arrears or deficiency of dividend in respect thereof) or a sum shall have been set aside for such payment in full and Preference Dividends on the relevant Preference Shares in respect of such period as the board shall determine prior to allotment of the relevant Preference Shares shall have been paid in full (or a sum shall have been set aside for such payment in full);

(vii)

the provisions described in this sub-paragraph shall apply where any Preference Dividend is, for the reasons specified above, not payable and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:-

(aa)	for the purposes of this sub-paragraph:-
(x)

“Relevant Shares” means relevant Preference Shares and any preference shares of the Company ranking pari passu with the relevant Preference Shares as regards participation in profits (other than any such shares which are expressed to have a cumulative right as regards participation in profits) in respect of which a preference dividend which would have been payable on the same date as a Relevant Dividend on Preference Shares is not to be paid; and

(y)	“Relevant Dividend” means the preference dividend which is not to be paid on Relevant Shares on any occasion,

and where a member holds Relevant Shares of more than one class, the provisions of this sub-paragraph shall be interpreted and applied separately in respect of each class of Relevant Shares held by him;

(bb)

provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with the Companies Acts to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of Relevant Shares shall, on the date for payment of the Relevant Dividend had such dividend been paid in cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the particular Relevant Shares in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Shares and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of US$0.01 (in the case of Dollar Preference Shares). A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Shares of that class in cash;

(cc)

subject to the provisos in sub-paragraph (vii)(bb) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the Company’s reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(dd)

the additional preference shares so allotted shall rank pari passu in all respects with the particular Relevant Shares in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(ee)	the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this paragraph.
(e)

Subject as provided in sub-paragraph (f) below, if a Preference Dividend on any relevant Preference Shares is not paid in full (or a sum is not set aside to provide for its payment in full), no dividend may thereafter be declared or paid on any other share capital of the Company ranking as to participation in profits after the relevant Preference Shares until such time as all Preference Dividends on Preference Shares which are expressed to have a cumulative right as regards participation in profits have been paid in full (including any arrears or deficiency of dividend in respect thereof) or a sum shall have been set aside for such payment in full and Preference Dividends on the relevant Preference Shares in respect of such period as the board shall determine prior to allotment of the relevant Preference Shares shall have been paid in full (or a sum shall have been set aside for such payment in full).

(f)

In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend not exceeding (in the case of the Sterling Preference Shares) one penny per share or (in the case of the Dollar Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article to any dividend payable on any Preference Shares shall not be treated as including a reference to any special dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

(2)	Capital
(a)

On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company’s liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference Shares shall be payable in sterling and such amount in respect of Dollar Preference Shares shall be payable in dollars.

(b)

In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph (1) above (together, in the case of

Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph (1)(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph (1)(d) (i), (ii) and (iv) above and to the terms on which any particular Preference Shares are issued.

(c)

With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

(3)	Voting

The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:-

(1)

if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(2)	if a resolution is proposed at the general meeting:-
(i)	for, or in relation to, the winding-up of the Company; or
(ii)	varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

(3)	in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

(4)	Redemption of Shares
(a)

Unless the board shall, prior to the allotment of any series of Preference Shares, determine that such series shall be non-redeemable, each series of Preference Shares shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph (4), be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Preference Shares to be redeemed not less than fourteen days’ prior notice in writing (a “Notice of Redemption”) and by the Company complying with the other requirements of this paragraph (4).

(b)	Such Preference Shares shall be redeemable on any date falling no earlier than five years and one day after the date of allotment of the particular Preference Shares in question.
(c)	Such Preference Shares shall cease to be redeemable in such circumstances (if any) as the board may determine prior to the allotment of the particular Preference Shares in question.
(d)

In the case of a partial redemption under sub-paragraph (a) of this paragraph (4) of this article 3(B), the Company shall for the purposes of ascertaining the particular Preference Shares to be redeemed cause a drawing to be made at the office (or at such other place as the board may determine) in the presence of the auditors.

(e)

A Notice of Redemption shall specify the particular Preference Shares to be redeemed, the date fixed for redemption (the “Redemption Date”), the amount payable in respect of each such Preference Share on redemption and the place in the United Kingdom at which the certificates for such shares are to be presented for redemption and upon such date each of the holders of the Preference Shares concerned shall be bound to deliver to the Company at such place the certificates for the Preference Shares concerned. Upon such delivery and against the receipt of such holder for the redemption moneys payable in respect of such Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the certificates so delivered. If any certificate so delivered to the Company includes any Preference Shares not to be redeemed on the Redemption Date a fresh certificate for such Preference Shares shall be issued free of charge to the holder delivering such certificate to the Company. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(f)

There shall be paid on each Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue and, in the case of fixed rate Dollar Preference Shares only, but only if the terms of issue of any relevant Dollar Preference Shares issued after 24 April, 2003 shall so require, any Relevant Redemption Premium (as hereinafter defined). These provisions are without prejudice to any right of the holders of any Preference Share to receive amounts of dividend payable pursuant to the terms of issue of any particular Preference Share and any such dividend shall be deemed not to form part of the amount payable on redemption. “Relevant Redemption Premium” means an amount calculated in accordance with the following formula as applied in relation to any Redemption Date which falls within the period of five years commencing on the day following the fifth anniversary of the first date of allotment (the “Relevant Allotment Date”) of the particular series of Dollar Preference Shares in question. The formula for calculation of the Relevant Redemption Premium shall be A x B, where:

“A” is the annual amount of dividend (expressed in dollars) on one Dollar Preference Share of the particular series of Dollar Preference Shares in question excluding any associated tax credit; and

“B”, in relation to a Redemption Date falling within  the period of twelve months commencing on the day following the fifth anniversary of the Relevant Allotment Date, is ½ (one half), or,

in relation to a Redemption Date falling within the period of twelve months commencing on the day following the sixth anniversary of the Relevant Allotment Date, is 2/5 (two fifths), or,

in relation to a Redemption Date falling within the Period of twelve months commencing on the day following the seventh anniversary of the Relevant Allotment Date, is 3/10 (three tenths), or,

in relation to a Redemption Date falling within the period of twelve months commencing on the day following the eighth anniversary of the Relevant Allotment Date, is 1/5 (one fifth), or,

in relation to a Redemption Date falling within the period of twelve months commencing on the day following the ninth anniversary of the Relevant Allotment Date, is 1/10 (one tenth).

The product of the above formula shall be rounded down to the nearest whole cent. No Relevant Redemption Premium shall be payable when the Redemption Date falls after the tenth anniversary of the Relevant Allotment Date.

(g)

Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Dollar Preference Share, by a dollar cheque drawn on a bank in England or in New York City and, in the case of a Sterling Preference Share, by a sterling cheque drawn on a bank in London, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Dollar Preference Share, a dollar account maintained by the payee with a bank in London or New York City or, in the case of a Sterling Preference Share, a sterling account maintained by the payee with a bank in London. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(h)

As from the relevant Redemption Date the dividend on the Preference Shares due for redemption shall cease to accrue except on any such Preference Shares in respect of which, upon the due delivery of the certificate relating thereto in accordance with sub-

paragraph (d) of this paragraph (4), payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Preference Shares shall be treated as having been redeemed.
(i)

If the Redemption Date for any Preference Share is not, in the case of a Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in London (a “Sterling Business Day”) or, in the case of a Dollar Preference Share, a day on which banks in London and New York City are open for business and on which foreign exchange dealings may be conducted in such cities (a “Dollar Business Day”), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Dollar Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Dollar Business Day, as the case may be.

(j)

The receipt of the registered holder for the time being of any Preference Shares or, in the case of joint registered holders, the receipt of any one of them for the monies payable on redemption thereof, shall constitute an absolute discharge to the Company in respect thereof.

(k)

Upon the redemption or purchase of any Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this article) consolidate and divide and/or sub-divide the authorised, but unissued, Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount and/or may convert such authorised, but unissued, Preference Share capital into any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like aggregate nominal amount (as nearly as may be) in the same currency as the Preference Shares so redeemed or purchased or into unclassified shares of the same aggregate nominal amount (as nearly as may be) in the same currency as the Preference Shares so redeemed or purchased (and so that the provisions of articles 44 and 45 shall, where relevant, apply to any such consolidation, division or sub-division).

(5)	Further Shares
(a)

Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b)

Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

Rights attached to shares

4.            Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the Company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

4A.1       In this Article 4A, references to the "Scheme" are to the scheme of arrangement (as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Holders of Scheme Shares (as determined by Morgan Stanley & Co. Limited and the board of directors of the Company)) in accordance with its terms) between the Company and the Holders of the Scheme Shares under section 425 of the Companies Act 1985 dated 17 September 2004 and terms defined in the Scheme shall have the same meanings in this Article.

4A.2       Notwithstanding any other provision of these Articles, if the Company issues any Abbey Shares on or after the adoption of this Article and prior to the Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

4A.3       Subject to and with effect from the Effective Date, if following the Scheme Record Time any shares in the Company are issued to any person or persons (each a "New Member") other than Banco Santander, one of its subsidiary undertakings or its nominee, they will be allotted and issued on terms that they must be immediately transferred to Banco Santander in consideration for the issue or transfer from treasury by Banco Santander to the New Member of such number of Banco Santander Shares (credited as fully paid) as that New Member would have been entitled to had each Abbey Share transferred hereunder been a Scheme Share but not, for the avoidance of doubt, any dividends the New Member would have been entitled to had each Abbey Share transferred hereunder been a Scheme Share, subject to Article 4A.4 below.

4A.4      The number of New Banco Santander Shares to be issued and delivered to the New Member under Article 4A.3 above may be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Banco Santander carried out on or after the Effective Date.

4A.5      To give effect to any such transfer required by this Article 4A, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Banco Santander and to agree for and on behalf of the New Member to become a member of Banco Santander. Pending the registration of Banco Santander as the holder of any share to be transferred pursuant to this Article 4A, Banco Santander shall be empowered to appoint a person nominated by the directors of Banco Santander to act as attorney on behalf of the New Member in accordance with such directions as Banco

Santander may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such share shall exercise all rights attaching thereto in accordance with such directions.

Redeemable shares

5.            Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the Company or the holder, on such terms and in such manner as may be provided by these articles or as the board may, pursuant to these articles decide.

Variation of rights

6.            Subject to the provisions of the Companies Acts, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the Company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every share of the class held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Pari passu issues

7.            The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

Unissued shares

8.            Subject to the provisions of the Companies Acts and these articles, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

Payment of commission

9.            The Company may in connection with the issue of any shares or the sale for cash of treasury shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts.

Trusts not recognised

10.          Except as ordered by a court of competent jurisdiction or as required by law and except to the extent expressly provided in Articles 43 and 122 in relation to the trustee to whom shares may be issued in accordance with the terms of the transfer of the business of N&P to the Company, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share other than an absolute right to the whole of the share in the holder.

CERTIFICATES

Right to share certificate

11.          Every person (except a person to whom the Company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class.  In the case of a certificated share held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all.  A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge to the extent the balance is to be held in certificated form.

Uncertificated Shares

12.          (A)         Pursuant and subject to the Uncertificated Securities Rules, the board many permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is for the time being a participating class. The board may also, subject to compliance with the Uncertificated Securities Rules and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or the title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class   which is separate from certificated shares with the same rights.

(B)         In relation to a class of shares which is, for the time being, a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i)	the holding of shares of that class in uncertificated form;
(ii)	the transfer of title to shares of that class by means of a relevant system; and
(iii)	any provision of the Uncertificated Securities Rules.
(C)	Shares of a class which is for the time being a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Rules and the rules of any relevant system.

(D)         Unless the board otherwise determines or the Uncertificated Securities Rules or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

Names of holders

13.          In respect of shares of the Company acquired by persons by virtue of the transfer of the business of ANBS to the Company or, as the case may be, issued as a consequence of the transfer of the business of N&P to the Company, the board may enter in the register the surnames and initials of such holders in cases where it is not aware of the full names of the holders.

Replacement of share certificates

14.          If a share certificate is defaced, worn out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the Company in investigating the evidence and preparing the indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the Company.

Execution of share certificates

15.          Every share certificate shall be executed under a seal or in such manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical means or may be printed on them or that the certificates need not be signed by any person.

LIEN

Company’s lien on shares not fully paid

16.          The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently or not) in respect of that share. The Company’s lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

Enforcing lien by sale and application of proceeds

17.          (A)         The Company may sell, in such manner as the board may decide, any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been served on the holder of the shares, demanding payment and stating that if the notice is not complied with the shares may be sold. For giving effect to the sale the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in reference to the sale.

(B)         The net proceeds, after payment of the costs, of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the holder immediately before the sale.

STOCK AND SHARE WARRANTS TO BEARER

18.          The Company may issue, under a seal, stock or share warrants to bearer in respect of any stock or fully paid shares in the Company, stating that the bearer of a warrant is entitled to the stock or shares represented thereby, and the Company may provide by coupons or otherwise for the payment of any future dividends on the stock or shares so represented. Such powers shall be vested in the board which may determine and from time to time vary the conditions upon which warrants shall be issued. Without prejudice to the generality of the foregoing, the board may determine the conditions upon which any warrant or coupon shall be replaced, but so that, in the case of the loss of a warrant or coupon, no replacement warrant or coupon shall be issued unless the board is satisfied beyond reasonable doubt that the original has been destroyed, and the board may also determine the conditions upon which the bearer of a warrant shall be entitled to receive notice of, and to attend, vote and demand a poll at, general meetings of the Company and to join in requisitioning or convening general meetings, and upon which a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares represented thereby. Subject to such conditions and to the provisions of these articles and of the Companies Acts, the bearer of a warrant shall be deemed to be a member for all purposes. The bearer of a warrant shall hold the same subject to the conditions for the time being in force in regard to warrants for stock or shares of the same class of stock or shares to which the warrant relates and whether such conditions are determined by the board before or after the issue of such warrant.

CALLS ON SHARES

Calls

19.          Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the Company serving upon him at least fourteen clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Payment on calls

20.          A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

21.          The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

Interest due on non-payment

22.          If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding the Bank of England base rate by more than five percentage points, as the board may decide and all costs, charges and expenses that may have been incurred by the Company by reason of such non-payment but the board shall be at liberty to waive payment of such interest or such costs, charges and expenses wholly or in part.

Sums due on allotment treated as calls

23.          Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

Power to differentiate

24.          Subject to the terms of issue, the board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payment of calls in advance

25.          The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) the Bank of England base rate by more than five percentage points, as the board may decide.

FORFEITURE OF SHARES

Notice if call or instalment not paid

26.          If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time thereafter serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment.

Form of notice

27.          The notice shall name a further day (not being less than fourteen clear days after the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

Forfeiture if non-compliance with notice

28.          If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and costs, charges and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Notice after forfeiture

29.          When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give the notice.

Sale of forfeited shares

30.          Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The Company may receive the consideration (if any) given for the share on its disposal. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

Arrears to be paid notwithstanding forfeitures

31.          A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the Company all moneys which at the date of the forfeiture were payable by him to the Company in respect of those shares with interest thereon at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the board may decide from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory declaration as to forfeiture

32.          A statutory declaration that the declarant is a director of the Company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

Transfer

33.	Subject to such of the restrictions of these articles as may be applicable:-
(i)

any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in the Uncertificated Securities Rules and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii)	any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

Execution of Transfer

34.          The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it. All instruments of transfer, when registered, may be retained by the Company.

Right to decline registration of partly paid shares

35.          The board, may, in its absolute discretion, decline to register any transfer of any shares which is not fully paid share PROVIDED THAT where such share is admitted to the Official List of the London Stock Exchange such discretion may not be exercised in such a way as to prevent dealings and shares of that class from taking place on an open and proper basis.

Other rights to decline registration

36.          (A)         The board may only decline to register a transfer of an uncertificated share in the circumstances set out in the Uncertificated Securities Rules, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B)	The board may decline to register any transfer of a certificated share unless:-
(a)	the instrument of transfer is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the Company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer;
(b)	the instrument of transfer is in respect of only one class of share; and
(c)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of Refusal

37.          If the board declines to register a transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged or, in the case of uncertificated shares, within two months after the date on which the relevant Operator-instruction is received, send to the transferee notice of the refusal.

No fee for registration

38.          No fee shall be charged by the Company for registering any transfer or other document relating to or affecting the title to any share or for making any other entry in the register.

TRANSMISSION OF SHARES

Transmission on death

39.          If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Entry of transmission in register

40.          Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

Election of Person Entitled by Transmission

41.          Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the Company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

Rights of person entitled by transmission

42.          Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share to receive notice of, or to attend or vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to general meetings. The board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

Untraced shareholders

43.          The Company may sell any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of the sale if:-

(a)

the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period; and

(b)

no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period; and

(c)	the Company has not at any time during the relevant period received:
(i)

(i)            in the case of holders of free shares acquired by them by virtue of the transfer of the business of ANBS to the Company, satisfactory registration details or, in the case of other holders of shares (save where sub-paragraph (ii) below applies to such persons), so far as the Company at the end of the relevant period is then aware, any communication from the holder of, or person entitled by transmission to, the shares; or

(ii)

(ii)          in the case of holders of shares issued as a consequence of the transfer of the business of N&P to the Company, satisfactory registration details from the holder of, or person entitled by transmission to, the shares or, in the case of such shares issued to a trustee in accordance with the terms of the transfer of the business of N&P to the Company, from the person entitled to such shares under the terms of the trust; and

(d)

the Company has caused advertisements giving notice of its intention to sell the shares to be published (i) (in the case of shares issued as a consequence of the transfer of the business of N&P to the Company other than shares in respect of which satisfactory registration details have been received by the Company) in two daily newspapers with a national circulation, and (ii) (in any other case) one in a daily newspaper with a national circulation and another in a newspaper circulating in the area of the address shown in the register of the holder of, or person entitled by transmission to, the shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates;

and any shares which are proposed to be sold under this article may be selected by the Company at its discretion and any advertisements published by the Company need not refer to the individual names of the holders or individually identify the shares in question.

For the purposes of this article:

“the qualifying period” means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates except that (i) in relation to shares acquired by holders by virtue of the transfer of the business of ANBS to the Company and (ii) in relation to shares issued as a consequence of the transfer of the business of N&P to the Company (other than shares in respect of which satisfactory registration details have been received by the Company), such phrase shall have the foregoing meaning but with the substitution of the period of three years for that of twelve years; and

“the relevant period” means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purpose of (i) sub-paragraph (c)(i) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company was not aware at the end of the relevant period of having at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the shares, and (ii) sub-paragraph (c)(ii) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company had not, at any time during the relevant period, received satisfactory registration details in respect of the shares from the holder of, or person entitled by transmission to, the shares or, in the case of any such shares issued to a trustee in accordance with the terms of the transfer of the business of N&P to the Company, from the person entitled to such shares under the terms of the trust shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the Company has become entitled to sell the shares pursuant to this article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

The manner, timing and terms of any sale of shares pursuant to this article (including but not limited to the price or prices at which the same is made) shall be such as the board determines (and may, without limitation, include a term that the price is payable in instalments), based upon advice from such bankers, brokers or other persons as the board considers appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice. Provided that a sale is made in accordance with this paragraph, the validity of the sale shall not, for any purpose, be affected by the fact that the method of sale may confer a benefit on the Group.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted (the debt being payable not earlier than the date or dates on which the proceeds of sale are received by the Company) to the former holder of, or person entitled by transmission to, the shares or, in the case of shares issued to a trustee in accordance with the terms of the transfer of the business of N&P to the Company, to the person entitled to such shares under the terms of the trust for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. For the purposes of calculating the “net proceeds”, the Company shall be entitled (i) to deduct any costs or expenses incurred by it in connection with the sale and to charge for any services (including, without limitation, the provisions of any guarantee, indemnity, other assurance or support) provided by the Group in connection with the sale; (ii) to make provision for any taxation which may arise in relation to the sale and (iii) to deduct any other amounts to which the trustee referred to above may be entitled under the terms of the trust.

ALTERATION OF SHARE CAPITAL

Increase, consolidation, subdivision and cancellation

44.          Subject as provided in these articles, the Company may from time to time by ordinary resolution:-

(a)	increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;
(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
(c)

(subject to the provisions of the Companies Acts) sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(d)

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

45.          Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit and in particular may aggregate and sell the shares representing the fractions to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members, and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

Reduction of capital

46.          Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares, the Company may in any way by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

Purchase of own shares

47.          Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class, including any redeemable shares. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the Companies Acts and by a special resolution passed at a separate general meeting of the holders of any shares which at the date on which the contract is authorised by the Company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the Company. Neither the Company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

GENERAL MEETINGS

Omission or non-receipt of notice

48.          The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send an instrument of proxy to, or the non-receipt of either or both by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting. A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

Control of attendance

49.          The board may, for the purpose of controlling the level of attendance at any place specified for the holding of a general meeting, from time to time make such arrangements whether involving the issue of tickets (on a basis intended to afford to all members otherwise entitled to attend such meeting an equal opportunity of being admitted to the meeting) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place therefore and the entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the board shall, and in the case of any other general meeting the board may, when specifying the place of the general meeting, direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (“the Principal Place”) and make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this article or who wish to attend at any of such other places provided that persons attending at the Principal Place and at any of such other places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other places. Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these articles any such meeting shall be treated as being held and taking place at the Principal Place.

Security Arrangements

50.          The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

51.          No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if quorum not present

52.          If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall stand adjourned to such other day (not being less than fourteen nor more than twenty-eight days later) and at such other time or place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven clear days’ notice in writing of any meeting adjourned through want of a quorum and the notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. References in this article to notice in writing include the use of communications by electronic means and publication on a website in accordance with the Companies Acts.

Chairman of general meeting

53.          The chairman (if any) of the board or, in his absence, such deputy chairman (if any) as the board shall have agreed or agree shall preside as chairman at every general meeting. If there is no chairman or no such deputy chairman, or if at any meeting neither the chairman nor any such deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any such deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman.

Directors’ right to attend and speak

54.          Each director shall be entitled to attend and speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares in the Company.

Adjournments

55.          The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either until further notice or to another time or place where it appears to him that:

(a)	the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting;
(b)	the conduct of persons present prevents or is likely to prevent the orderly continuation of business; or
(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either until further notice or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.

Postponement of General Meetings

56.          If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is given to any member trying to attend the meeting at the original time and place not being more than 14 days from the date of the original meeting. Notice of the date, time and place of the postponed meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such postponed meeting shall not be required.

Notice of adjourned meeting

57.          (A)         When a meeting is adjourned for 14 days or more, not less than seven clear days’ notice of the adjourned meeting shall be given as in the case of the original meeting. Except where these articles otherwise require it, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

(B)          When a meeting is adjourned for 30 days or more or until further notice (in which latter case the date, time and place of the adjourned meeting shall be fixed by the board), notice of the adjourned meeting shall be given as in the case of an original meeting. Save as otherwise provided in these articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

58.          If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

VOTING

Votes of members

59.          Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote, and every proxy present who has been duly appointed by a member shall have one vote. On a poll every member who is present in person or by proxy shall, subject to any special terms as to voting upon which any shares are issued or may at the relevant time be held and to any other provisions of these articles, have one vote for every share of which he is the holder. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

Method of voting

60.          (A)         At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is properly demanded. Subject to the Companies Acts, a poll may be demanded by:-

(a)	the chairman of the meeting; or
(b)	at least five members present in person or by proxy and entitled to vote; or
(c)

any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(d)

any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(B)           The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands. Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Procedure if poll demanded

61.          If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

62.          A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than thirty days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of other business after poll demand

63.          The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

Casting vote of chairman

64.          In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

Votes of joint holders

65.          In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

Voting on behalf of incapable member

66.          A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy, provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote has been delivered at the office (or at such other place as may be specified in accordance with these articles for the delivery of instruments appointing a proxy in hard copy form) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.

No right to vote where sums overdue on shares

67.          No member shall, unless the board otherwise decides, be entitled to vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Suspension of Rights Where Non-Disclosure of Interest

68.          (A)         Where the holder of any shares in the Company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the Company may give the holder of those shares a further notice (a “restriction notice”) to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B)         If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the Company shall, within 7 days, cancel the restriction notice. The Company may at any time at its discretion cancel any restriction notice or exclude any shares from it. A restriction notice shall automatically cease to have effect in respect of any shares transferred where the transfer is pursuant to an arm’s length sale of those shares.

(C)         Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D)         Any new shares in the Company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E)         Any holder of shares on whom a restriction notice has been served may at any time request the Company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the Company shall give that information accordingly.

(F)         If a statutory notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G)         This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the Company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H)	In this article:

a sale is an “arm’s length sale” if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a take-over offer and a sale made through the London Stock Exchange or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

“person appearing to be interested” in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the Company by a member as being so interested or shown in any register kept by the Company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the Company, any person whom the Company knows or has reasonable cause to believe is or may be so interested;

“person with a 0.25 per cent. interest” means a person who holds, or is shown in any register kept by the Company under the Companies Acts as having an interest in, shares in the Company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the Company, or of any class of such shares, in issue at the date of service of the statutory notice or the restriction notice (as the case may be);

“relevant period” means 14 days;

“relevant restrictions” mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i)

the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to general meetings;

(ii)	the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;
(iii)

the board may (subject to the requirements of the Uncertificated Securities Rules) decline to register a transfer of the shares or any of them unless such a transfer is pursuant to an arm’s length sale and in any other case mean only the restriction specified in sub-paragraph (i) of this definition;

“statutory notice” means a notice served by the Company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

Objections or errors in voting

69.	If:-
(a)	any objection shall be raised to the qualification of any voter; or
(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or
(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

Execution of proxies

70.          An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of communications by electronic means subject to such terms and conditions as the board may decide.

Delivery of proxies

71.	(A)	The instrument appointing a proxy must:
(i)

in the case of an instrument made in hard copy form be received at the office (or to such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote together with (if required by the board) any authority under which it is executed or a copy of the authority, certified notarially or in some other manner approved by the board;

(ii)

in the case of an instrument made by electronic means, be received at the address specified by the Company in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document, not less than forty-eight hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote. Any authority under which such instrument is executed or a copy of the authority, certified notarially or in some other manner approved by the board, must (if required by the board) be received at such address or at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote;

(iii)

in the case of a poll taken more than forty-eight hours after it was demanded, be received as aforesaid not less than twenty-four hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll;

(iv)

in the case of a poll taken following the conclusion of a meeting or adjourned meeting but not more than forty-eight hours after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the board may determine), and an instrument of proxy which is not so received shall be invalid. When two or more valid but differing instruments of proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share: if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided in these articles, but because of a technical problem it cannot be read by the recipient.

(B)         The board may at its discretion determine that in calculating the periods mentioned in this article no account shall be taken of any part of a day that is not a working day.

Maximum validity of proxy

72.          No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

Form of proxy

73.                (A)         Instruments of proxy shall be in any usual form or in such other form as the board may approve and the board may, if it thinks fit, but subject to the provisions of the Companies Acts, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

(B)         The directors can, but they do not have to, accept proxy forms which are received electronically or by other data transmission process subject to any limitations, restrictions or conditions that they decide. If so, then any requirement of these articles that the proxy form is in writing does not apply but the directors can require such evidence as they think appropriate to show that the proxy appointment is effective.

Cancellation of proxy’s authority

74.          A vote given or poll demanded by a proxy shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the Company at the office (or such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of communications by electronic means subject to such terms and conditions as the board may decide.

INCORPORATED MEMBERS

Representatives

75.                (A)         Any corporation or corporation sole which is a member of the Company may (in the case of a corporation, by resolution of its directors or other governing body) authorise such person or persons as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same power on behalf of the grantor of the authority as the grantor could exercise if it were an individual member of the Company, and the grantor shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

(B)         A vote given or poll demanded by a duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the Company at the office (or such other place in the United Kingdom as was specified for the receipt of instruments of proxy in the notice convening the meeting or other accompanying document) before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

CLASS MEETINGS

Separate General Meetings

76.          The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of ordinary shares.

DIRECTORS

Number of directors

77.          Unless otherwise determined by ordinary resolution of the Company, the directors (disregarding alternate directors) shall be not less than six in number. The board may from time to time fix and from time to time vary a maximum number of directors.

Directors’ fees

78.          Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £1,250,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Power of Company to appoint directors

79.          Subject to the provisions of these articles, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed in accordance with these articles.

Power of board to appoint directors

80.          Without prejudice to the power of the Company in general meeting pursuant to any of the provisions of these articles to appoint any person to be a director, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

Number to retire by rotation

81.	At the first annual general meeting and every subsequent annual general meeting, all of the directors shall retire from office.

Filling rotation vacancies

82.          Subject to the provisions of these articles, the Company at the meeting at which a director retires by rotation may fill the vacated office and in default the retiring director shall, if willing to continue to act, be deemed to have been reappointed, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the reappointment of that director has been put to the meeting and lost.

Power of removal by special resolution

83.          In addition to any power of removal conferred by the Companies Acts, the Company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purpose of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or reappointed a director.

Persons eligible as directors

84.          No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be appointed or reappointed a director at any general meeting unless:-

(a)	he is recommended by the board; or

(b)

not less than seven nor more than thirty-five clear days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or reappointment together with notice executed by that person of his willingness to be appointed or reappointed.

Position of retiring directors

85.          A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing and eligible to continue to act, be reappointed. If he is not reappointed or deemed to be reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Vacation of office by directors

86.          Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(a)	he resigns his office by notice in writing delivered to the office or tendered at a meeting of the board; or
(b)	he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the board resolves that his office is vacated; or
(c)

he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for twelve consecutive months and the board resolves that his office is vacated; or

(d)	he becomes bankrupt or compounds with his creditors generally; or
(e)	he is prohibited by law from being a director; or
(f)	he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

In this article references to in writing include the use of communications by electronic means subject to such terms and conditions as the board may decide.

Alternate directors

87.          (A)         Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the office or tendered at a meeting of the board, or in any other manner approved by the board. If his appointor so requests, an alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

(B)         Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent as if he were a director but shall not be entitled to receive from the Company any fee in his capacity as an alternate director.

(C)         Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director. Execution by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(D)         An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is reappointed or deemed to be reappointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

(E)         In this article references to in writing include the use of communications by electronic means subject to such terms and conditions as the board may decide.

Executive directors

88.          The board may from time to time appoint one or more of its body to hold any employment or executive office with the Company for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the Company or the Company may have against the director for any breach of any contract of service between him and the Company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, and either in addition to or in lieu of his remuneration as a director.

ADDITIONAL REMUNERATION, EXPENSES AND PENSIONS

Additional remuneration

89.          Any director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine in addition to any remuneration provided for by or pursuant to any other article.

Expenses

90.          Each director may be paid his reasonable travelling, hotel and incidental expenses of travelling to, attending and returning from meetings of the board or committees of the board or general meetings of the Company or any other meeting which as a director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a director.

Pensions and gratuities for directors

91.          The board may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director of the Company or person who was a director of ANBS or the relations, connections or dependants of any director or former director of the Company or person who was a director of ANBS. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

DIRECTORS’ INTERESTS

Conflicts of interest requiring board authorisation

92.          (A)         The board may, subject to the quorum and voting requirements set out in this article, authorise any matter which would otherwise involve a director breaching his duty under the Companies Acts to avoid conflicts of interest (“Conflict”).

(B)         A director seeking authorisation in respect of a Conflict shall declare to the board the nature and extent of his interest in a Conflict as soon as is reasonably practicable. The director shall provide the board with such details of the relevant matter as are necessary for the board to decide how to address the Conflict together with such additional information as may be requested by the board.

(C)         Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter which is the subject of a Conflict. Such proposal and any authority given by the board shall be effected in the same way that any other matter may be proposed to and resolved upon by the board under the provisions of these articles save that:

(i)	the relevant director and any other director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority; and
(ii)	the relevant director and any other director with a similar interest may, if the other members of the board so decide, be excluded from any board meeting while the Conflict is under consideration.
(D)	Where the board gives authority in relation to a Conflict:
(i)

the board may (whether at the time of giving the authority or subsequently) (a) require that the relevant director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the board or otherwise) related to the Conflict; and (b) impose upon the relevant director such other terms for the purpose of dealing with the Conflict as it may determine;
(ii)	the relevant director will be obliged to conduct himself in accordance with any terms imposed by the board in relation to the Conflict;
(iii)

the board may provide that where the relevant director obtains (otherwise than through his position as a director of the Company) information that is confidential to a third party, the director will not be obliged to disclose that information to the Company, or to use or apply the information in relation to the Company’s affairs, where to do so would amount to a breach of that confidence;

(iv)	the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and
(v)	the board may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

Other Conflicts of interest

93.            (A)         If a director is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must declare the nature and extent of that interest to the directors in accordance with the Companies Acts.

(B)	Provided he has declared his interest in accordance with article 93(A), a director may:
(i)	be party to, or otherwise interested in, any contract with the Company or in which the Company has a direct or indirect interest;
(ii)

hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the board may decide;

(iii)	act by himself or through a firm with which he is associated in a professional capacity for the Company or any other company in which the Company may be interested (otherwise than as auditor);
(iv)

be or become a director or other officer of, or employed by or otherwise be interested in any holding company or subsidiary company of the Company or any other company in which the Company may be interested; and

(v)

be or become a director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

Benefits

94.          A director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the Company for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under Article 92(A) or permitted under Article 93(B) and no contract shall be liable to be avoided on the grounds of a director having any type of interest authorised under Article 92(A) or permitted under Article 93(B).

Quorum and voting requirements

95.            (A)         A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

(B)         Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum has a Relevant Interest in it.

(C)         A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters:-

(i)

the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii)

the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)	the giving to him of any other indemnity where all other directors are also being offered indemnities on substantially the same terms;
(iv)

the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v)	where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;
(vi)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;
(vii)

any contract concerning any other company (not being a company in which the director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii)

any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix)

any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x)	any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(D)         A company shall be deemed to be one in which a director has a Relevant Interest if and so long as (but only if and so long as) he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company.  In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(E)         Where a company in which a director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract.

(F)         If any question shall arise at any meeting of the board as to the interest of a director (other than the chairman of the meeting) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of the director’s interest (so far as it is known to him) has not been fairly disclosed to the board.  If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(G)         Subject to these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.  Subject to these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

 General

96.	(A)	References in articles 92 to 95 and in this article to
	(i)	a contract includes references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and
(ii)	a conflict of interest includes a conflict of interest and duty and a conflict of duties.

(B)         The Company may by ordinary resolution suspend or relax the provisions of Articles 92 to 95 to any extent or ratify any contract not properly authorised by reason of a contravention of any of the provisions of Articles 92 to 95.

POWERS AND DUTIES OF THE BOARD

General powers of Company vested in board

97.          Subject to the provisions of the Companies Acts, the memorandum of association of the Company and these articles and to any directions given by the Company in general meeting by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

Borrowing powers

98.          The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Acts, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Executive boards for businesses and special directors

99.          The board may establish boards for the operating businesses of the Company, the members of which may be designated by such description as the board may determine but such persons shall not by virtue of their appointment pursuant to this article be constituted for any purposes directors of the Company. The board may from time to time and at any time delegate to any such persons so appointed any of the powers, authorities and discretion’s for the time being vested in the board (other than the powers of borrowing and making calls), with power to sub-delegate, and may authorise the members for the time being of such special board to fill any vacancies therein, and to act notwithstanding vacancies. The board may from time to time fix the remuneration and other benefits of such persons as aforesaid and impose such terms, conditions and regulations relating to their appointments, powers and conduct of their duties as the board thinks fit, and may at any time remove any persons so appointed and may annul or vary any such delegation or appointment (whether such person was appointed by the board or by any other person pursuant to this article). No person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. The board may from time to time appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may revoke or terminate any appointment so made or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that such person is, is deemed to be, or is empowered in any respect to act as, a director of the Company for any of the purposes of the Companies Acts or these articles.

Powers of attorney

100.        The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company upon such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretion’s (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Delegations to individual directors

101.        The board may entrust to and confer upon any director any of its powers, authorities and discretion’s (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretion’s and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Official seals

102.        The Company may exercise all the powers conferred by the Companies Acts with regard to having official seals, and those powers shall be vested in the board.

Registers

103.        Subject to the provisions of the Companies Acts and these articles, the Company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

Provision for employees

104.        The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

PROCEEDINGS OF THE BOARD

Board meetings

105.        The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

Notice of board meetings

106.        Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of communications by electronic means subject to such terms and conditions as the board may decide.

Quorum

107.        The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

Directors below minimum through vacancies

108.        The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles, the continuing directors or director, notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or that there is only one continuing director, may act for the purpose of filling vacancies or of summoning general meetings of the Company but not for any other purpose.

Appointment of chairman

109.        The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. Unless he is unwilling to do so, the chairman or failing him such deputy chairman as the board shall have agreed or agree shall act as chairman at every meeting of the board. If no chairman or no such deputy chairman is appointed, or if at any meeting neither the chairman nor any such deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting.

Competence of meetings

110.        A duly convened meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretion’s for the time being vested in or exercisable by the board.

Voting

111.        Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

Delegation to committees

112.              (A)         The board may, for such purposes as it may be required by law or as it may consider appropriate, resolve to delegate any of its powers, authorities and discretion’s (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the board or of the committee).

(B)         Any committee so formed shall, in the exercise of the powers, authorities and discretion’s so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C)         The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretion’s of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretion’s being exercised by the board or by a committee authorised by the board.

Resolution in writing

113.        A resolution in writing executed by all the directors for the time being entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board or, as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form each executed by one or more of the directors or members of the committee concerned. In this article references to in writing include the use of communications by electronic means subject to such terms and conditions as the board may decide.

Validity of acts of board or committee

114.        All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee.

Participation in meetings by telephone

115.        All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting then is.

SEALS

Use of seals

116.        The board shall provide for the custody of every seal. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, any instrument to which the common seal is applied shall be signed by at least one director and the secretary or by at least two directors or by any other person or persons duly authorised by the board either generally or in relation to specific instruments or instruments of specific descriptions, provided that if signatures are not autographic but are applied by some mechanical means or printed such instruments shall be deemed to be duly signed, and any instrument to which an official seal is applied need not, unless the board for the time being otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

Declaration of dividends by the Company

117.        Subject to the provisions of the Companies Acts, the Company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Payment of interim dividends by board

118.        Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the Company and may also pay any dividend payable in respect of Preference Shares in accordance with their terms of issue. If the board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

Calculation and currency of dividends

119.          (A)         Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a)

all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and
(c)	dividends may be declared or paid in any currency.

(B)         The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company, the member or any other person to bear any costs involved.

Amounts due on shares may be deducted from dividends

120.        The board may deduct from any dividend or other moneys payable to a member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

No interest on dividends

121.        No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

Payment procedure

122.        (A)         Any dividend or other sum payable by the Company in respect of a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name stands first in the register, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month’s notice in writing from such holder or joint holders directing that payment be made in another manner permitted by this article. Any such dividend or other sum which has been paid by crediting such an account shall be treated as having been paid upon such account having been credited with the amount of such dividend or other sum. Any such dividend or other sum may also be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name appears first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the Company in respect of the share may be paid as if he was a holder of the share and his address noted in the register was his registered address. Dividends payable in respect of shares acquired by holders by virtue of the transfer of the business of ANBS to the Company, from whom satisfactory registration details have not been received by the Company, shall be paid into a separate account in the name of the Company and shall not be paid to such holders unless and until the Company has received such details from them (subject, in the case of such receipt, to article 123). No trust shall be created in relation to the amount from time to time standing to the credit of this account and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned therefrom, which may be employed in the business of the Company or as it thinks fit.

(B)         Dividends payable in respect of shares issued to holders as a consequence of the transfer of the business of N&P to the Company, in respect of which satisfactory registration details have not been received by the Company from such holders or any persons entitled by transmission to such shares, and dividends payable in respect of shares issued to a trustee in accordance with the terms of the transfer of the business of N&P to the Company shall be paid into a further separate account in the name of the Company and shall not be paid to such holders, or persons entitled by transmission to such shares, unless and until the Company has received such details from them or, in the case of any such shares issued to a trustee as aforesaid, from the person entitled to such shares under the terms of the trust. Pending the receipt of satisfactory registration details as aforesaid, each dividend paid into such separate account in the name of the Company shall be treated as unclaimed for the purposes of these articles. No trust shall be created in relation to the amount from time to time standing to the credit of this account and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned therefrom, which may be employed in the business of the Company as it thinks fit.

Forfeiture of unclaimed dividends

123.        Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the Company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Uncashed Dividends

124.        The Company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the Company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the registered holder. Subject to the provisions of these articles, the Company may recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

Cessation of payment of dividends

125.        The Company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if either (i) in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed, or (ii) following one such occasion reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these articles, the Company may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing and provides such new or corrected information as the Company shall reasonably require.

Dividends not in cash

126.        Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

Scrip dividends

127.        The board may, if authorised by an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(a)

An ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date beginning of the annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

(b)

The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;
(c)

No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retention’s are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d)

The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of the election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective;

(e)

The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(f)

The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(g)

The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article “the elected ordinary shares”) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(h)

The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(i)

Unless the board otherwise determines, or unless the Uncertificated Securities Rules and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member’s elected ordinary shares which were in uncertificated form on the date of the member’s election) and in certificated form (in respect of the member’s elected ordinary shares which were in certificated form on the date of the member’s election); and

(j)

The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked in accordance with the procedure.

CAPITALISATION OF RESERVES

Power to capitalise reserves and funds

128.        (A)         The Company may, subject to the rights attaching to any series of Preference Shares and upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the Company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company. The board may authorise any person to enter into an agreement with the Company on behalf of the persons entitled to participate in the distribution providing for the allotment to them respectively of any shares, debentures or other obligations of the Company to which they are entitled on the capitalisation and the agreement shall be binding on those persons.

(B)         Paragraph (A) of this article 128 shall not apply to any capitalisation of profits or reserves effected in accordance with the provisions of article 3.

Settlement of difficulties in distribution

129.        Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

RECORD DATES

Power to choose any record date

130.        Notwithstanding any other provision of these articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

RECORDS AND FINANCIAL STATEMENTS

Inspection of records

131.        The accounting records shall be kept at the office or, subject to the provisions of the Companies Acts, at such other place or places as the board may think fit and shall always be open to inspection by the officers of the Company. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the Company.

Summary financial statements

132         The Company may send summary financial statements to members of the Company instead of copies of its full accounts and reports and for the purposes of this article sending includes using communications by electronic means and publication on a website in accordance with the Companies Acts.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Service of notices

133               (A)         Any notice or other document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or, where appropriate, by sending or supplying it in electronic form to an address for the time being notified by the member concerned to the Company for that purpose or by publication on a website in accordance with the Companies Acts. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or delivery to all the joint holders.

(B)         If on two consecutive occasions dividends, notices or other documents have been sent through the post to any member at his registered address or his address for the service of notice but have been returned undelivered, such member shall not from then on be entitled to receive notices or other documents from the Company and the Company may cease sending such notices or other documents until he shall have supplied in writing a new registered address or address within the United Kingdom for the service of notices or shall have informed the Company of an address for the service of notices and the despatch or supply of documents and other information in electronic form.

Record Date for Service

134.        Any notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than 15 days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served on or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members resident abroad

135.        Any member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be served upon him shall be entitled to have notices served upon him at that address but, unless he does so, shall not be entitled to receive any notice from the Company. Any member whose registered address is not within the United Kingdom and who gives to the Company an address for the purposes of communications by electronic means may, at the absolute discretion of the board, have notices served upon him at that address.

When notice deemed served

136.        Any notice or document, if sent by the Company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the Company by means of a relevant system shall be deemed to have been served or delivered when the Company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the Company using electronic means shall be deemed to have been received on the day on which it was sent. In proving that a notice, document or other information served, sent or delivered by electronic means was served, sent or delivered, it shall be sufficient to prove that it was properly addressed. Any notice or document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose.

Service of notice on person entitled by transmission

137.        Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him, as if he was the holder of that share and his address noted in the register was his registered address. Where a person is entitled by transmission to a share, upon supplying the Company with an address for the purposes of communications by electronic means for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. Otherwise, any notice or other document served on or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder unless, before the day of posting (or, if it is not sent by post, before the day of service or delivery) of the notice or document, his name has been removed from the register as the holder of the share. Service, sending or delivery in the foregoing manner shall be deemed for all purposes a sufficient service, sending or delivery of the notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

Notice when post not available

138.        If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notice sent through the post, the Company need only give notice of a general meeting to those members with whom the Company may communicate by electronic means and who have provided the Company with an address for this purpose. The Company shall also advertise the notice in at least one newspaper with a national circulation and make it available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom in hard copy form has again become practicable, the Company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

DESTRUCTION OF DOCUMENTS

Presumptions where documents destroyed

139.	If the Company destroys:-
(a)	any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation; or
(b)

any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the Company; or

(c)	any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered at any time after a period of six years has elapsed from the date of registration; or
(d)

any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it; and

the Company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the Company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the Company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the Company any liability by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction or deletion of any document include references to its disposal in any manner.

INDEMNITY

Indemnity of officers

140.        To the extent permitted by the Companies Acts, the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any director of the Company or of any associated company insurance against any liability. No director of the Company or of any associated company shall be accountable to the Company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 24 June 2008	By / s / Scott Linsley
(Authorised Signatory)